Exhibit 99.5

NICE Actimize Launches Real-Time Money Mule Defense Solution to Detect Illicit
Activity Throughout the Entire Customer Lifecycle

Using advanced AI, the solution employs a multi-model execution strategy that utilizes a diverse set of models, techniques, and algorithms to identify and prevent fraud

Hoboken, N.J., March 14, 2023 – Traditional payments monitoring systems often do not detect money mules' movements as they secure illicit funds from financial institutions. To address this problem, NICE Actimize, a NICE business (Nasdaq: NICE), today announced its cloud-first Money Mule Defense Solution designed to detect, investigate and prevent mule account activity occurring throughout the entire customer lifecycle for both existing customers and new accounts. This solution is designed to identify  money mules that may either unwittingly be involved in fraudulent transactions or are directly complicit in irregular money movements.

NICE Actimize's Money Mule Defense solution utilizes deep learning models and purpose-built expert features to detect mule activities across multiple event types and channels in real-time. The solution identifies compromised accounts and payors by leveraging the power of NICE Actimize's market leading enterprise fraud management platform IFM-X. NICE Actimize also employs a multi-model execution strategy that utilizes a diverse set of models, techniques, and algorithms to identify and prevent fraud. This allows organizations to quickly adjust their strategy to stay ahead of the most sophisticated fraud schemes.

“NICE Actimize’s innovative approach to identifying money mules encompasses the entirety of the customer payments lifecycle, protecting both inbound and outbound payments,” said Craig Costigan, CEO, NICE Actimize. “This advanced method is designed to prevent new mule accounts from being opened, and existing accounts from unwittingly becoming mules, thereby preserving customer relations, stopping mule transactions and reducing potential monetary loss.”

Utilizing the power of AI and NICE Actimize’s collective intelligence across the industry, the solution’s model for detecting money mules is continually optimized and enhanced to identify anomalous behaviors and suspicious transactions indicative of money mule activities.

For more information on NICE Actimize’s enterprise fraud management, and its new Money Mule Defense solution, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, media@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.